KIRKPATRICK &LOCKHART LLP
                         1800 Massachusetts Avenue, N.W.
                          Washington, D. C. 20036-1800
                            Telephone (202) 778-9000


                                 August 28, 1997


PaineWebber Municipal Money Market Series
1285 Avenue of the Americas
New York, New York  10019

Dear Sir or Madam:

      PaineWebber Municipal Money Market Series ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated September 14, 1990, as amended. We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares of beneficial interest which it has registered thereunder and under the Securities Act of 1933, as amended, and which were sold during the fiscal period ended June 30, 1997.

      We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of its Declaration of Trust and By-Laws, and other documents relating to the organization and operation of the Trust and we are generally familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of the Trust sold during the fiscal period ended June 30, 1997, the registration of which will be made definite by the filing of the Rule 24f-2 Notice, were legally issued, fully paid and non-assessable.

      The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that persons with claims against the Trust shall look solely to the Trust property for satisfaction of claims of any nature arising in connection with the affairs of the Trust and that no shareholder shall be subject to any personal liability in connection with any liability of the Trust. It also states that notice of such disclaimer may be given in any obligation, contract, instrument, certificate, or undertaking made or issued by the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) that the Trust shall indemnify and hold each shareholder harmless from and against all claims and liabilities to which such shareholder may become subject by reason of his being or having been a shareholder and (ii) that the Trust shall reimburse such shareholder for all legal and other expenses


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PaineWebber Municipal Money Market Series
August 28, 1997
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reasonably  incurred by the  shareholder  in  connection  with any such claim or liability, such indemnification and reimbursement to be made out of the assets of the one or more series of which the shareholder was a shareholder at the time the act or event occurred which gave rise to the claim against or liability of such shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or a series thereof would be unable to meet its obligations.

      We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission.

                                          Very truly yours,

                                          KIRKPATRICK & LOCKHART LLP

                                          By:  /s/ Elinor W. Gammon
                                              -------------------------------
                                                Elinor W. Gammon